

July 28, 2015

Chad Swan
Chief Executive Officer
UAS Drone Corp.
420 Royal Palm Way, Suite 100
Palm Beach, FL 33480

> **Re:** **UAS Drone Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted July 21, 2015**
> **CIK No. 0001638911**

Dear Mr. Swan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1. We note your response to prior comment 2. Please clarify here and throughout that the selling shareholders will sell the shares pursuant to this offering at the fixed price of $1.00 per share until the shares are quoted on the OTCQB at which time they may sell the shares at the prevailing market prices or at privately negotiated prices.

Prospectus Summary, page 6

2. It appears that an event of default under the Securities Purchase Agreement has occurred because the registration has not been declared effective and the shares underlying the debenture with Alpha Capital Anstalt have not been registered by the date specified in the

agreement. Please revise your disclosure to indicate that an event of default has occurred and discuss the effect of this event of default here and in your risk factors section, as appropriate.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Branden T. Burningham, Esq.